02020425

PE
2-28-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month February 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

....

(Registrant)

Signed: ....

J A Deeley (Miss)

Group Deputy Secretary

Dated: 1 March 2002

PRESS RELEASE

Cadbury Schweppes

For Immediate Release **13 February 2002**

CADBURY SCHWEPPES REPORTS STRONG PERFORMANCE IN 2001

Cadbury Schweppes plc reports on financial performance for the 52 weeks ended 30 December 2001:

		2001	2000	%
Sales	£m	5,519	4,575	+ 21
Underlying Operating Profit* †	£m	992	841	+ 18
Underlying Profit Before Tax*	£m	**886**	**792**	**+ 12**
Underlying EPS*	pence	**30.0**	**25.8**	**+ 16**
Dividends per share	pence	11.0	10.5	+ 5

* Excludes goodwill amortisation, restructuring charges and disposal gains/losses
† Includes Associates

2001 Highlights

- Earnings per share and free cashflow targets of +10% and £300 million exceeded
- Excellent performance from our beverages operations led by Mott's and Europe Beverages
- Encouraging confectionery results with strong financial and volume growth in many markets
- Acquisitions substantially strengthen businesses in North America, Europe, Australia and Latin America

John Sunderland, CEO of Cadbury Schweppes, said, "2001 was an excellent year in the sequence of results we have achieved since the introduction of Managing for Value. With underlying earnings per share growth of 16% and free cash flow of £397 million we exceeded our goals for both measures. We also substantially increased investment in both capital expenditure and marketing to drive growth. Volume growth was in line with our expectations and we remain committed to our financial targets for 2002".

Summary

Reviewing 2001, John Sunderland commented, "We have seen another excellent financial performance from our beverages operations with particularly strong results from Mott's and Europe Beverages. Despite a sluggish carbonates market in the US and the integration programme in Australia, both Dr Pepper/Seven Up and Australian beverages had a good year. Snapple Beverages Group had a sound first year, delivering financially on our acquisition case, despite a strong internal focus on integration. Dr Pepper/Seven Up Bottling Group, our associate business in the US, also performed well.

"Confectionery performance overall was encouraging. The majority of our businesses showed good financial and volume growth. Especially good results came from Australia (volume up 6%), France, China, Poland and Russia where we expect our business to be profitable this year. In the U.K. and Canada, disruption from the integration of our chocolate and sugar confectionery businesses, combined with difficult trading environments, produced weaker results. However, in both markets we have now created the country's leading confectionery company, wholly committed to brand and channel growth, and strongly positioned for the future. We are also encouraged by the fact that, in the U.K., performance strengthened through the year, with core chocolate volumes growing 2% in the final quarter.

"Acquisitions throughout the year - Mantecol, Slush Puppie, Spring Valley and Wave, La Casera, ReaLemon and ReaLime, Orangina and Mother Earth – have substantially strengthened our business in North America, Europe, Australia and Latin America. All are performing in line with or ahead of our expectations."

Mr Sunderland added, "We remain focused on beverages and confectionery and our strategy is to develop robust and sustainable positions in regional markets both organically and via acquisition.

"We have made a number of acquisitions in the wider refreshment beverages market, substantially extending our range of brands.

"In confectionery we have broadened our participation beyond chocolate and into sugar and more recently chewing gum. Our range of greenfield projects – Egypt, Poland, Russia and China – are becoming profitable contributors to the business," he concluded.

Operating Review

North America Beverages

Sales rose by 42% to £2,168 million and underlying trading profit by 34% to £541 million. Excluding the impact of exchange rate movements and acquisitions, sales and underlying trading profit rose by 4% and 12% respectively.

Dr Pepper volumes were affected by competitive product and packaging initiatives which diverted bottler execution and focus although diet Dr Pepper continued its 11 year growth trend in 2001. Volume trends improved in the second half and were up in the fourth quarter, despite softness in the fountain channel.

7 UP was impacted by competitive activity in the lemon/lime sector but offset by the strong performance of our flavour CSD brands, particularly Sunkist and A&W.

Our non-CSD business had another outstanding year in 2001 and now represents 47% of our North American sales revenue. Mott's had an excellent year with strong volume and profit growth, driven mainly by the continued growth of Hawaiian Punch and Clamato.

The Snapple Beverages Group underwent major reorganisation and integration. Volume trends in the second half were better than the first, although September 11 had a material impact on Snapple in New York City, which accounts for 15% of its sales. Snapple integration benefits were ahead of plan in 2001.

DPSU Bottling Group, our associate business, had another good year with volumes and profits up on prior year.

Excluding acquisitions, total North America beverages volumes were up 1% in the fourth quarter and 2% for the year.

Europe Beverages

Sales in the Europe Beverages region rose by 19% to £571 million and underlying trading profit by 17% to £91 million. Adjusting for the impact of exchange rates and acquisitions, sales grew by 5% and underlying trading profit by 13%.

In France we saw strong volume gains in Schweppes and Oasis, driven by innovation and increased marketing support, while in Spain, despite strong competitive activity, we were able to grow volume and find efficiency gains to deliver substantial profit growth.

Two significant acquisitions – La Casera and Orangina - were completed during the year and both are achieving results in line with or ahead of plan. These acquisitions significantly strengthen our product line up and distribution capabilities in Spain and France respectively. We are now the No. 2 company in each market.

Europe Confectionery

Sales increased by 7% to £1,532 million, up 1% excluding acquisitions and exchange rate movements. Underlying trading profit rose by 6% to £212 million, up 2% excluding acquisitions and exchange.

Cadbury Trebor Bassett had a slow start in 2001 as it focused on integration, and profits were modestly down year-on-year. Our seasonal performance was strong both at Easter and Christmas, and our flagship brand, Cadbury Dairy Milk, made volume and market share gains. We are also encouraged by the fact that performance strengthened through the year, with core chocolate volumes growing 2% in the final quarter. Importantly, the integration of Cadbury Trebor Bassett was completed on time and on budget and we expect to see the benefits of all these efforts, particularly the creation of customised sales forces, coming through in 2002.

We had particularly strong performances in our key markets of Ireland, France, Russia and Poland. In France, we introduced three new sugar free Hollywood gum products and grew market share in the grocery sector. Russia broke even for the first time in the last quarter of the year and we anticipate a profitable 2002. In Poland the re-focus on the local Wedel chocolate brand delivered excellent results.

Americas Confectionery

Sales rose by 3% to £312 million whilst underlying trading profit was flat at £44 million. Excluding the impact of exchange and acquisitions, sales were 2% down year on year and trading profit was down 9%.

The region had a challenging year. While we had a successful year at Jaret in the US, performance was held back by Canada, where the integration of our sugar and chocolate businesses caused more disruption than expected. In addition, there were some capacity constraints at one of our major factories. However, the integration is now complete and the constraints are being addressed. Our business in Argentina performed creditably in difficult economic circumstances. It is too early to forecast the impact of the currency devaluation in 2002.

Asia Pacific

Sales in the region were up 14% to £639 million and underlying trading profit was up 11% to £109 million. Excluding the impact of exchange movements and acquisitions, the base business delivered sales growth of 7% and an underlying trading profit increase of 15%.

We again made excellent progress with our confectionery business in Australia. Significant investment behind core brands, availability and innovation, funded through locally generated efficiency gains, continues to drive growth. In 2000, the business grew volumes by 4% and in 2001, volumes grew a further 6%. We are bringing these learnings to other core markets.

Australian beverages successfully completed the integration of the Lion Nathan soft drink business. While the integration programme affected performance, it is now complete and with a broader portfolio of brands and a more efficient and effective route to market, the business is well positioned for 2002.

In our emerging confectionery markets in the region, we continued to make good progress. There was a strong finish in China and a good first year at Trebor Wuxi, our chewing gum business.

Africa, India and Middle East

Sales in the region were up 6% to £288 million while underlying trading profits increased 18% to £33 million. Excluding the impact of exchange and acquisitions, sales and trading profit grew by 14% and 21% respectively.

All our major businesses in the region performed well. We saw strong results in Egypt, despite a depressed economy there, and good progress was made in India with distribution and availability gains behind core brands like Cadbury's Dairy Milk. In South Africa, confectionery volume and share gains were made, in what is now a growing market for the first time in several years. Bromor had strong volume and profit growth in 2001 while the business in Nigeria had another good year.

Outlook

2002 has started satisfactorily and we will focus on innovation, in all aspects of our business, to accelerate growth. We remain committed to our financial targets.

Financial Review

Sales at £5.52 billion were 21% higher than last year of which 15% was attributed to acquisitions and 2% to exchange. Like-for-like sales growth in the base business comprised 2% volume and 2% price and mix. The full year impact of prior year and current year acquisitions, net of disposals, was £698 million to sales and £78 million to trading profits. The most significant contributor was The Snapple Beverage Group in the North America Beverages region.

Underlying trading profit before restructuring and amortisation of acquisition goodwill rose 20% to £930 million. Of this increase strengthening currency, particularly the US dollar, contributed 2% with the balance split between acquisitions 10% and organic growth 8%. The trading margin remained constant at 16.9%.

The contribution from associates at £62 million was £4 million lower following the disposal of the Group's interest in Associated Beverages Industries ("ABI") in South Africa at the end of last year. The restructuring charge of £58 million (£50 million in 2000) included the integration costs of the sugar and chocolate businesses in the UK and Canada and acquisition related costs in Australia, Spain and the United States. Goodwill amortisation increased substantially to £46 million (£13 million) reflecting the impact of the Snapple acquisition in the second half of last year. Interest is similarly higher at £106 million (£49 million) giving underlying profit before tax of £886 million, up 12%.

Underlying earnings per share were up 16% to 30.0p (25.8p). Excluding the impact of currency the increase was 14%, well in line with our stated double-digit earnings growth target.

Cash Flow

Free cash flow was £397 million (£401 million), exceeding our full year free cash flow target of at least £300 million. Net capital expenditure at £233 million (£101 million) is higher than in recent years, partly reflecting a project to upgrade our business systems to a single global operating platform. There was also significant expenditure in the second half of the year to meet capacity demands arising out of business growth in North America and Europe. Other investments will deliver efficiency gains across the business, which, in turn, will support investment behind our brands.

Marketing Expenditure

Marketing expenditure was £1,081 million, which at constant exchange rates, was an 18% increase over 2000. This represents a marketing to sales ratio of 19.6% (19.4%), a modest increase year on year despite the changing mix of the Group's portfolio following acquisitions made in 2000. The Group continues to increase real investment behind its beverage and confectionery brands.

Acquisitions and Disposals

We acquired eight businesses during 2001, the most significant of which were the European soft drink businesses of Orangina and La Casera. Additionally, we completed the purchase of the 20% minority in our Egyptian business and we have announced our intention to increase our stake in our Indian business, which currently stands at 51%. The net spend on acquisitions and disposals in 2001 was £714 million, including a $200 million deferred payment for Snapple.

Dividend

The Board has proposed a final dividend of 7.65 pence, bringing the total dividend for the year to 11 pence, an increase of 5%. This will be paid on 24 May 2002 to Ordinary Shareholders on the Register at the close of business on 22 February 2002.

Ends

For further information:

David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	**020-7409-1313**
	http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith,	
The Maitland Consultancy	**020-7379-5151**

A presentation on the results will be webcast live on the group's website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website from 11 a.m.

Photographs for the media are available at NewsCast http://www.newscast.co.uk from 3 p.m. (UK) today. Tel (44) 207 608 1000.

Notes to Editors:

1. Safe Harbor Statement

   This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Actual results might differ materially from those projected in any such forward-looking statement. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK. and which may describe factors which could cause actual results to differ materially from those projected in forward-looking statements.

2. The following schedules are attached:

4. **Cadbury Schweppes**

Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes' products - which include brands like Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett - are enjoyed in almost 200 countries across the world. Employing over 36,000 people, Cadbury Schweppes is the world's third largest soft drinks company and the fourth largest confectionery company.

Cadbury Schweppes plc

Group Profit and Loss Account

For the 52 weeks ended 30 December 2001

Notes		2001 £m	Restated 2000 £m
	Turnover	5,519	4,575
	Trading expenses	(4,589)	(3,800)
	Underlying trading profit *	930	775
	Goodwill amortisation	(46)	(13)
2	Major restructuring costs	(53)	(49)
	Group Operating Profit	831	713
	Share of operating profit in associates		
	- Profit excluding restructuring	62	66
	- Share of major restructuring costs in associates	(5)	(1)
		57	65
6	**Total Operating Profit Including Associates**	888	778
3	Profit on sale of subsidiaries and investments	31	27
	Profit on Ordinary Activities Before Interest	919	805
4	Net interest	(106)	(49)
7	**Profit on Ordinary Activities Before Taxation**	813	756
5	Taxation		
	- On operating profit, associates and interest	(240)	(224)
	- On profit on sale of subsidiaries and investments	(1)	-
		(241)	(224)
	Profit on Ordinary Activities After Taxation	572	532
	Equity minority interests	(5)	(12)
	Non-equity minority interests	(25)	(24)
	Profit for the Financial Year	542	496
	Dividends paid and proposed to Ordinary Shareholders	(222)	(209)
	Profit Retained for the Financial Year	320	287
8	**Earnings per Ordinary Share of 12.5p**		
	- Basic	27.0p	24.8p
	- Diluted	26.7p	24.5p
	- Underlying *	30.0p	25.8p
	Dividends per Ordinary Share		
	- Interim paid	3.35p	3.20p
	- Final proposed	7.65p	7.30p
		11.00p	10.50p

* Underlying trading profit is before major restructuring costs and goodwill amortisation.

Cadbury Schweppes plc

Recognised Gains and Losses

Movements in Shareholders' Funds

For the 52 weeks ended 30 December 2001

Notes		2001 £m	2000 £m
	Statement of Total Recognised Gains and Losses		
	Profit for the financial year	542	496
	Write down on previously revalued properties	(3)	-
	Net currency translation differences	-	63
	Total Recognised Gains and Losses relating to the Year	539	559
1	Prior year adjustment	(43)	
	Total Recognised Gains and Losses since last Annual Report	496	

	2001 £m	Restated 2000 £m
Reconciliation of Movements in Shareholders' Funds		
Shareholders' Funds at beginning of year	2,590	2,197
Total recognised gains and losses for the year	539	559
Dividends to Ordinary Shareholders	(222)	(209)
New share capital subscribed	18	43
Shareholders' Funds at End of Year	2,925	2,590

Cadbury Schweppes plc

Group Balance Sheet

At 30 December 2001

Notes		2001 £m	Restated 2000 £m
	Fixed Assets		
	Intangible assets and goodwill	3,721	3,163
	Tangible assets	1,209	1,106
	Investment in associates	309	300
	Investments	246	156
		5,485	4,725
	Current Assets		
	Stocks	487	458
	Debtors		
	- due within one year	908	845
	- due after one year	88	78
9	Investments	323	334
9	Cash at bank and in hand	134	174
		1,940	1,889
	Current Liabilities		
	Creditors: amounts falling due within one year		
9	- Borrowings	(695)	(1,320)
	- Other	(1,694)	(1,617)
	Net Current Liabilities	(449)	(1,048)
	Total Assets less Current Liabilities	5,036	3,677
	Non-current Liabilities		
	Creditors: amounts falling due after more than one year		
9	- Borrowings	(1,399)	(417)
	- Other	(62)	(72)
	Provisions for liabilities and charges	(347)	(305)
		(1,808)	(794)
	Net Assets	3,228	2,883
	Capital and Reserves		
	Called up share capital	256	255
	Share premium account	1,019	991
	Capital redemption reserve	90	90
	Revaluation reserve	59	62
	Profit and loss account	1,501	1,192
	Shareholders' Funds	2,925	2,590
	Minority Interests		
	Equity minority interests	28	27
	Non-equity minority interests	275	266
		303	293
	Total Capital Employed	3,228	2,883

Cadbury Schweppes plc

Group Cash Flow Statement

For the 52 weeks ended 30 December 2001

Notes		2001 £m	2000 £m
	Net cash flow from operating activities		
	Group operating profit	831	713
	Depreciation	163	153
	Other Items	19	5
	Changes in working capital	88	37
		1,101	908
	Dividends received from associates	38	19
	Returns on investments and servicing of finance		
	Interest paid, net	(92)	(29)
	Dividends paid to minority interests	(25)	(29)
		(117)	(58)
	Taxation	(178)	(164)
	Capital expenditure and financial investments		
	Net capital expenditure	(233)	(101)
	Purchases of shares by the Employee Trust	(86)	(65)
		(319)	(166)
	Acquisitions and disposals		
10	Acquisitions of businesses	(798)	(1,078)
3	Net proceeds from sale of investments, associates and subsidiary undertakings	84	39
		(714)	(1,039)
	Dividends paid to ordinary shareholders	(214)	(203)
	Cash outflow before use of liquid resources and financing	(403)	(703)
	Management of liquid resources	29	62
	Financing		
	Issues of Ordinary Shares	18	43
	Share repurchases	-	(7)
	Net change in borrowings and other financing	355	587
	Net cash outflow from financing	373	623
	Decrease in cash	(1)	(18)
	Free cash flow		
	Cash outflow before use of liquid resources and financing	(403)	(703)
	Add back:		
	Cash flows from acquisitions and disposals	714	1,039
	Purchases of shares by the Employee Trust	86	65
		397	401

Cadbury Schweppes plc

Sales, Trading Profit, Operating Assets and Trading Margin Analysis

For the 52 weeks ended 30 December 2001

2001 - Continuing Operations	Sales £m	Trading Profit (a) £m	Operating Assets £m	Trading Margin (a) %
North America Beverages	2,168	541	248	25.0
Europe Beverages	571	91	87	15.9
Europe Confectionery	1,532	212	472	13.8
Americas Confectionery	312	44	101	14.1
Asia Pacific	639	109	247	17.0
Africa, India and Middle East	288	33	87	11.5
	5,510	1,030	1,242	18.7
Central and Other	9	(100)	22	N/A
	5,519	930	1,264	16.9

2000 - Continuing Operations (b)	Sales £m	Trading Profit (a) £m	Operating Assets £m	Trading Margin (a) %
North America Beverages	1,522	403	197	26.5
Europe Beverages	481	78	43	16.2
Europe Confectionery	1,427	200	568	14.0
Americas Confectionery	304	44	111	14.5
Asia Pacific	561	98	232	17.5
Africa, India and Middle East	272	28	115	10.3
	4,567	851	1,266	18.6
Central and Other	8	(76)	(18)	N/A
	4,575	775	1,248	16.9

(a) Excluding major restructuring costs of £53m in 2001 (2000: £49m) (Note 2) and goodwill amortisation of £46m (2000: £13m).

(b) The 2000 numbers have been restated for reallocations of central sales and costs in 2001.

Cadbury Schweppes plc
Notes to the Schedules

1. **Group Accounts**

a. The financial statements are prepared on the basis of the accounting policies as set out in the Group's published Annual Report for the 52 weeks ended 31 December 2000, except as noted below.

b. This year the Group has adopted the transitional disclosure requirements of Financial Reporting Standard (FRS) 17 "Retirement Benefits", and the Group has adopted the full requirements of Financial Reporting Standard 18 "Accounting Policies", and Financial Reporting Standard 19 "Deferred Tax." No other standards have been adopted this year.

c. FRS 17 requires transitional disclosures in the notes to the financial statements for 2001 for defined benefit pension funds but has no effect on the financial statements. FRS 18 has had no effect on the financial statements. The adoption of FRS 19 requires a restatement of results for the prior year. There is no effect on the 2000 reported tax charge and earnings. Increased deferred tax liabilities from earlier years have decreased Shareholders' Funds by £43m, and Minority Interests by £1m, which mainly relate to accelerated capital allowances.

d. The financial information in this announcement does not amount to statutory financial statements for the purpose of Section 240 of the Companies Act 1985, and has been extracted from the Group's draft statutory financial statements for 2001 which have not yet been filed with the Registrar of Companies.

e. The preliminary announcement was approved by the board of directors on 12 February 2002.
The profit and loss account and cash flow statement for the year ended and the balance sheet at 30 December 2001 are subject to the completion of the audit of the Annual Report and Form 20-F which is expected to be approved on 22 February 2002.

2. **Major Restructuring Costs**

The 2001 results include £58m in charges in relation to major restructuring projects, including £5m within Share of operating profit in associates. Of this total, £13m relates to integration projects in acquired businesses. The most significant restructuring projects undertaken during the year include the merging of both the UK and Canadian confectionery operations, and the integration of the La Casera, RealLemon/ RealLime, Carteret, Spring Valley, Wave and Orangina acquisitions.

3. **Profit on Sale of Subsidiaries and Investments**

Net proceeds from sale of subsidiaries and investments was £84m

The significant disposals during the year were Schweppes Zimbabwe Ltd, the Group's bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and the sale of some food brand licenses in Australia.

The overall profit on disposal for the year was £31m.

The profit on sale of subsidiaries and investments in 2000 arose principally on the disposal of Amalgamated Bottling Industries ("ABI"), the Group's South African associated undertaking and the Group's beverages brands in Zambia.

4. **Net Interest**

	2001 £m	2000 £m
Net interest arising in Group companies	(83)	(25)
Share of net interest arising in associates	(23)	(24)
	(106)	(49)

5. **Taxation**

	2001 £m	2000 £m
UK	(41)	(21)
Overseas	(190)	(191)
Associates	(9)	(12)
	(240)	(224)
Tax on profit on sale of subsidiaries and investments	(1)	-
	(241)	(224)

The effective tax rate on profit before disposals is 30.6%, compared to 30.7% in 2000.

6. **Underlying Operating Profit including Associates**

The calculation of underlying operating profit including associates is as follows:

	2001 £m	2000 £m
Total Operating Profit including associates	888	778
Add: major restructuring costs	53	49
Add: share of major restructuring costs in associates	5	1
Add: goodwill amortisation	46	13
Underlying operating profit including associates	992	841

7. **Underlying Profit Before Tax**

The calculation of underlying profit before tax is as follows:

	2001 £m	2000 £m
Profit on Ordinary Activities Before Taxation	813	756
Add: major restructuring costs	53	49
Add: share of major restructuring costs in associates	5	1
Add: goodwill amortisation	46	13
Less: profit on sale of subsidiaries and investments	(31)	(27)
Underlying profit before tax	886	792

8. Earnings per Ordinary Share

Basic EPS is calculated on the weighted average of 2,005 million shares in issue during the year (2000: 2,001 million shares); diluted EPS is calculated on the weighted average of 2,028 million shares (2000: 2,021 million shares) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	Earnings		EPS	
	2001	**2000**	**2001**	**2000**
	£m	**£m**	**p**	**p**
Earnings / Basic EPS	542	496	27.0	24.8
Less: profit on sale of subsidiaries and investments, net of tax and minority share	(30)	(27)	(1.4)	(1.3)
Add: goodwill amortisation	46	13	2.3	0.6
Add: restructuring costs (net of tax)	43	34	2.1	1.7
Underlying earnings / Underlying EPS	**601**	**516**	**30.0**	**25.8**

9. Net Borrowings

Net borrowings are made up as follows:

	2001	**2000**
	£m	**£m**
Net cash - cash at bank and in hand	134	174
- bank overdrafts	(27)	(74)
	107	100
Liquid resources	323	334
Other short term borrowings	(668)	(1,246)
Long term borrowings	(1,399)	(417)
	(1,637)	(1,229)

Movements in cash and net borrowings in the year were as follows:

	Total net borrowings	Net cash	Liquid resources	Borrowings
	£m	£m	£m	£m
At 1 January 2001	1,229	(100)	(334)	1,663
Cash flow for the period	385	1	29	355
Assumed on acquisition	8	(13)	-	21
Accretion of interest	5	-	-	5
Exchange rate adjustments	10	5	(18)	23
At 30 December 2001	1,637	(107)	(323)	2,067

10. Acquisitions

The Group has made several acquisitions during the year. The largest of these was the acquisition of Orangina-Pampryl the soft drinks brands and businesses of Pernod Ricard, which was completed in November 2001 for a total cost of £445m. Other significant acquisitions included La Casera, a Spanish soft drinks manufacturer, for £65m, and the ReaLemon/ ReaLime brands in the US, for £88m. The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food brand).

The Group also made a $200m deferred payment for Snapple, and bought out the Egyptian Minority Interest.

Overall £586m of intangible assets and goodwill arose during the year on acquisition.

11. US GAAP

The Group prepared its consolidated accounts in accordance with generally accepted accounting principles ("GAAP") applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below.

	2001 £m	2000 £m
Key Figures under US GAAP		
Operating income from continuing operations	817	612
Net income (as below)	479	383
Net income per ADS - Sterling £	0.96	0.77
- US dollar $*	1.38	1.17
Net Income for Ordinary Shareholders per UK GAAP	542	496
US GAAP adjustments:		
Goodwill / intangibles amortisation	(109)	(102)
Restructuring costs	(1)	9
Pensions	9	7
Impact of Implementation of SFAS 133	29	-
Interest capitalisation	5	3
SAYE/LTIP	(4)	(9)
Disposal adjustments	-	(22)
Other items	3	(3)
Taxation	(10)	4
Net Income per US GAAP before cumulative effect of a change in accounting principle	464	383
Cumulative effect on prior years (to 31 December 2000) of implementation of SFAS 133, net of tax	15	-
Net Income for Ordinary Shareholders per US GAAP	479	383

* At average exchange rates of 1.44 (2000:1.52)

The Group has adopted SFAS 133 in the current year. Hedge accounting has not been applied, and all outstanding contracts have been reflected at fair value at year end.